ARTICLES OF TRANSFER

FROM MUNIHOLDINGS CALIFORNIA INSURED FUND V, INC.,

A MARYLAND CORPORATION

TO MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.,

A MARYLAND CORPORATION

THESE ARTICLES OF TRANSFER are made and entered into as of the 26th day of March, 2001, by and between MuniHoldings California Insured Fund V, Inc., a Maryland corporation (the “Transferor”), and MuniHoldings California Insured Fund, Inc., a Maryland corporation (the “Transferee”).

FIRST:    The Transferor agrees to convey and transfer all of its assets to the Transferee as hereinafter set forth.

SECOND:    (a) The Transferor was incorporated under the laws of the State of Maryland.

                     (b) The Transferee was incorporated under the laws of the State of Maryland.

THIRD:    The name, address and principal place of business of the Transferee is MuniHoldings California Insured Fund, Inc., 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

FOURTH:    The Transferor and the Transferee maintain their principal office in the State of Maryland in Baltimore City. Neither the Transferor nor the Transferee owns an interest in land in the State of Maryland.

FIFTH:     The nature of the consideration to be paid by the Transferee for the conveyance and transfer of all of the assets of the Transferor shall be full shares of the Transferee’s Common Stock and Auction Market Preferred Stock, Series B, of an aggregate net asset value or liquidation preference, as the case may be, equal (to the nearest one ten-thousandth of one cent) to the value of the assets of the Transferor acquired, reduced by the amount of liabilities assumed by the Transferee, both determined as of 4:00 P.M. on March 2, 2001.

SIXTH:     The terms and conditions of the transactions set forth in these Articles of Transfer have been advised, authorized and approved by the Transferor in the manner and by the vote required by its Articles of Incorporation, as supplemented, and the laws of the State of Maryland at a meeting of the Board of Directors of the Transferor held on September 7, 2000, and by the subsequent approval of the stockholders of the Transferor at an annual meeting of the stockholders originally scheduled to be held on December 13, 2000 at 9:30 A.M. and ultimately adjourned to and held on February 15, 2001 at 9:30 A.M.

SEVENTH:    The terms and conditions of the transaction set forth in these Articles of Transfer have been advised, authorized and approved by the Transferee in the manner and by the vote required by its Articles of Incorporation, as amended and supplemented, and the laws of the State of Maryland at a meeting of the Board of Directors of the Transferee held on September 15, 2000 and by the subsequent approval of the holders of shares of Auction Market Preferred Stock of the Transferee at an annual meeting of shareholders of the Transferee originally scheduled to be held on December 13, 2000 at 9:00 A.M. and ultimately adjourned to and held on February 15, 2001 at 9:00 A.M.

EIGHTH:    These Articles of Transfer shall be effective at the very beginning of the day on March 5, 2001.

IN WITNESS WHEREOF, each party to these Articles of Transfer has caused these Articles to be signed and acknowledged in its name and on its behalf by its Vice President and attested by its Secretary, on the day and year first above written, and each such signatory hereby acknowledges the same to be the act and deed of such corporation, and that to the best of his or her knowledge, information and belief, all matters and facts stated herein are true in all material respects.

ATTEST:	MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.

By:
Alice A. Pellegrino Secretary	Name: Donald C. Burke Title: Vice President

ATTEST:	MUNIHOLDINGS CALIFORNIA INSURED FUND V, INC.

By:
Jodi M. Pinedo Secretary	Name: Donald C. Burke Title: Vice President